UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission Filing Number: 001-38205

ZAI LAB LIMITED

(Translation of registrant’s name into English)

4560 Jinke Road, Bldg. 1, 4F, Pudong, Shanghai, China 201210

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Submission of Matters to a Vote of Security Holders

Zai Lab Limited (the “Company”) held an extraordinary general meeting (the “Meeting”) of the Company on Friday, September 4, 2020 at 8:00 p.m. (China time) / 8:00 a.m. (EST) at Building 1, 4/F, Denali Room, Jinchuang Plaza 4560 Jinke Road Shanghai, China 201210.

Holders of a total of 74,931,299 Ordinary Shares of the Company, constituting more than one-third of all voting share capital of the Company in issue as of the record date of August 7, 2020, were present in person or by proxy at the Meeting.

Both resolutions duly proposed in the notice of the Meeting were approved at the Meeting. The final voting results for each matter submitted to a vote of shareholders at the Meeting are as follows:

Resolution 1:

AS AN ORDINARY RESOLUTION:

That the shareholders of the Company hereby authorize, approve, and confirm with immediate effect that the authorized share capital of the Company be increased to US$30,000 divided into 500,000,000 shares of a nominal or par value of US$0.00006.

For	Against	Abstain
52,450,520	19,870,461	2,610,318

Resolution 2:

AS A SPECIAL RESOLUTION:

That, in connection with the increase in share capital, the shareholders of the Company hereby authorize, approve, and confirm with immediate effect that the Fourth Amended and Restated Memorandum of Association of the Company be replaced in its entirety with the consolidated version as tabled at the Meeting and as attached to the notice of the Extraordinary General Meeting.

For	Against	Abstain
52,055,383	20,226,340	2,649,576

Amendment of Memorandum of Association

Following the receipt of shareholder approval at the Meeting, the Company filed the Fifth Amended and Restated Memorandum of Association of the Company with the Cayman Islands Registrar of Companies to reflect the increase of the authorized share capital of the Company to US$30,000 divided into 500,000,000 shares of a nominal or par value of US$0.00006.

A copy of the Fifth Amended and Restated Memorandum of Association is attached as an exhibit hereto.

EXHIBIT INDEX

Exhibit No.	Description

1.1	Fifth Amended and Restated Memorandum of Association of Zai Lab Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZAI LAB LIMITED

	By:	/s/ Samantha Du
	Name:	Samantha Du
	Title:	Chief Executive Officer
Date: September 4, 2020